Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com

November 21, 2008

Via EDGAR Filing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. William Friar

Re:	Security Bank Corporation ( “Security Bank”) Schedule 14A, filed on November 19, 2008 File No. 033-56024

Dear Mr. Friar:

We represent Security Bank, which received a comment from you on November 21, 2008, regarding Security Bank’s Schedule 14A, filed on November 19, 2008.

The page reference in our response to your comment refers to the page of the Schedule 14A (the “Schedule 14A”), which is being filed with the Commission concurrently with this letter and reflects Security Bank’s response to your comment.

The comment and Security Bank’s response are set forth below.

Comment.

Disclose that the warrants to be issued to the Treasury to purchase shares of Security Bank Common Stock could have a range of aggregate market price depending on the amount of the senior preferred stock investment from the Treasury.

Response.

In response to your comment, Security Bank has revised the disclosure on page 5 of its Schedule 14A to disclose the range of the aggregate market price of the Common Stock underlying the warrant to be issued to the Treasury depending on the amount of the senior preferred stock investment by the Treasury.

In connection with these responses, Security Bank hereby acknowledges that (1) Security Bank is responsible for the adequacy and accuracy of the disclosure in the

Atlanta • Charlotte • Dallas • New York • Research Triangle • Silicon Valley • Washington, D.C.

The Securities and Exchange Commission

November 21, 2008

filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Security Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of Security Bank’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,

/s/ Randolph A. Moore III
Randolph A. Moore III

cc:	Jonathan Gottlieb Tony M. Collins James R. McLemore, Jr.